
05006924

Grupo Dataflux, S.A. de C.V.

Date: February 25, 2005


SEC MAIL
MAR 3 0 2005
WASH. D.C.

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

SUPPL

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

Adrián González
Grupo Dataflux
Investor Relations

3/31


Universidad
CNCI


PROCESSING
MAR 3 0 2005
SECTION

CNCI UNIVERSITY REPORTS 4Q04 RESULTS

-- Quarterly Net Income turns positive, from (Ps$144.2) million pesos to Ps$0.9 million --
-- Branch Network increases 11%, from 93 to 104 locations --
-- Student Population grows 29.1%, from 15,562 to 20,216 --

Monterrey, Mexico, February 25, 2004 — The CNCI University, S.A. de C.V., (BMV: CNCI B) the Mexican Education company with the largest geographical reach in the country reported its fourth quarter 2004 results.

"Although we consider the financial results registered by our Company in 2004 as neutral, the progress achieved on the transformation of its image, and the development of our college and university programs are gratifying and set the ground for the continuous evolution and growth of our University towards 2005". Said Mr. Alberto Hinojosa, VP of the CNCI University Board.

December 2004 – Accumulated Results

Sales decreased 2% to Ps$213.4 million pesos and gross income was reduced by 3% to Ps$171.4 million as of December 2004. Operating income registered Ps$15.2 million pesos as of December 2004, coming from Ps$16.7 million in December 2003; this represents a 9% decrement. EBITDA reached Ps$36.0 million, decreasing 11% compared to 2003.

"As of December 2004 the CNCI University holds no interest bearing debt, event that follows our strategy of not using bank debt to finance its operation". Said Mrs. Celestina Aguilar, CNCI University's CFO.

CNCI University's integral financing cost registered Ps$2.7 million for the twelve months of 2004 mainly driven by a monetary loss of Ps$1.9 million pesos. The company improved its net result by 79% coming from a net loss of Ps$153.1 million in 2003 to a net loss of Ps$32.4 million pesos as of December 2004. Nevertheless, it registered a positive net income in cash (net income excluding entries that do not impact cash flow) of Ps$33.8 million pesos for 2004.

UNIVERSIDAD CNCI S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Dec 03	Dec 04	*Gwth %*
Sales	218,346.0	213,430.0	*-2%*
Gross Income	176,204.0	171,435.0	*-3%*
Operating Income	16,725.0	15,235.0	*-9%*
EBITDA	40,509.0	36,025.0	*-11%*
Net Income	(153,143.0)	(32,381.0)	*-79%*
Net Income Cash	36,364.0	33,804.0	*-7%*

CNCI University Branch Network

The CNCI´s University network is currently composed of 104 locations (including franchises) where Technical Training, College and University education is provided. The network reaches 31 states and 53 cities across Mexico.

"In this quarter (compared to 4Q03) we grew from 93 to 104 locations providing Technical Training degrees, we remained with 92 providing College education and consolidated 3 into 2 campuses providing University degrees", commented Guillermo Enriquez, CNCI´s University Dean. "We now have 5,396 College students, 135 in University and 14,685 enrolled in Technical Training programs".

4Q04 – Quarterly Results

Sales decreased 16% for 4Q03 registering Ps$48.6 million pesos. Gross income reached Ps$38.8 million for 4Q04. Operating income registered Ps$1.9 million pesos for 4Q04, coming from Ps$4.9 million in 4Q03; this represents a 62% decrement. EBITDA reached Ps$6.0 million pesos.

CNCI University's integral financing cost registered Ps$0.6 million in 4Q04.

The company recorded a net gain of Ps$0.9 million pesos in 4Q04 versus a net loss of Ps$144.3 million recorded in 4Q03. It registered a net income in cash (net income excluding entries that do not impact cash flow) of Ps$5.4 million pesos for 4Q04.

UNIVERSIDAD CNCI S.A. DE C.V. QUARTERLY INCOME STATEMENT In Thousands of Pesos	4Q03	4Q04	Gwth %
Sales	57,991.0	48,566.0	*-16%*
Gross Income	47,339.0	38,838.0	*-18%*
Operating Income	4,878.0	1,865.0	*-62%*
EBITDA	11,302.0	5,959.0	*-47%*
Net Income	(144,253.0)	894.0	*n.a.*
Net Income Cash	9,534.0	5,427.0	*-43%*

Internet - Todito.com (non-consolidated operation)

Todito's total accumulated sales were Ps$237.2 million pesos for the twelve months of the year, a growth of 15.9% versus 2003. Its gross income grew 8.9% reaching Ps$152.4 million.

Its cash operating expenses registered Ps$102.9 million pesos, as a result, Todito registered an EBITDA of Ps$63.7 million pesos decreasing 5.8% versus 2003. This decrease is based on the change of mix of businesses of the company; from advertising sales to connectivity sales (related with its prepaid card -*Todito Card*-).

Todito registered excellent results on its prepaid Internet access and long distance telephone services (through *Todito Card*). In this line, *Todito Card* recorded a 29.1% sales increase reaching Ps$99.3 million pesos, and user's card activation's grew 230% to a total of 1,814,261 cards.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile

The CNCI University, S.A. de C.V. is the Mexican Education company with the largest geographical reach in the country. Additionally, it holds a 50% investment in Todito.com S.A. de CV.; a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

# # #

Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

UNIVERSIDAD CNCI S.A. DE C.V
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Dec 03	Dec 04	Gwth %
Sales	218,346.0	213,430.0	*-2%*
Cost of Goods Sold	(42,142.0)	(41,995.0)	*0%*
Gross Income	**176,204.0**	**171,435.0**	***-3%***
Operating Expenses	(135,695.0)	(135,410.0)	*0%*
Depreciation and Amortizations	(23,784.0)	(20,790.0)	*-13%*
Operating Income	**16,725.0**	**15,235.0**	***-9%***
EBITDA	**40,509.0**	**36,025.0**	***-11%***
Financial Expenses, net	(919.0)	(710.0)	*-23%*
FX Income, net	(378.0)	(26.0)	*-93%*
Monetary Position Gain, net	3,567.0	(1,917.0)	*n.a.*
	2,270.0	**(2,653.0)**	*n.a.*
Earnings After Financial Entries	**18,995.0**	**12,582.0**	***-34%***
Other income (expenses), net	(3,227.0)	(44,963.0)	*1293%*
Reserves			
Taxes	-	-	*n.a.*
Discontinued Operations	(25,611.0)	-	*n.a.*
Net income	**(9,843.0)**	**(32,381.0)**	**229%**
Net Income Cash	**36,364.0**	**33,804.0**	**-7%**

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	4Q03	4Q04	Gwth %
Sales	57,991	48,566	*-16%*
Cost of Goods Sold	(10,652)	(9,728)	*-9%*
Gross Income	**47,339**	**38,838**	*-18%*
Operating Expenses	(36,037)	(32,879)	*-9%*
Depreciation and Amortizations	(6,424)	(4,094)	*-36%*
Operating Income	**4,878**	**1,865**	*-62%*
EBITDA	11,302	5,959	*-47%*
Financial Expenses, net	(142)	(166)	*17%*
FX Income, net	(120)	(8)	*-93%*
Monetary Position Gain, net	1,185	(432)	*n.a.*
	923	**(606)**	*n.a.*
Earnings After Financial Entries	**5,801**	**1,259**	*-78%*
Other income (expenses), net	(1,626)	(365)	*-78%*
Reserves	(143,300)	-	
Taxes	-	-	*n.a.*
Discontinued Operations	(5,128)	-	*n.a.*
Net Income	**(144,253)**	**894**	***n.a.***
Net Income Cash	**9,534**	**5,427**	*-43%*

UNIVERSIDAD CNCI S.A. DE C.V.
BALANCE SHEET
In Thousands of Pesos

Assets		**Dec 03**	**Dec 04**	**Gwth %**
Current Assets:				
Cash	$	630	2,364	275%
Accounts Receivable		0	0	n.a.
Inventories		1,479	1,506	2%
Affiliated Companies		179	0	n.a.
Taxes Receivable		8,656	0	n.a.
Other Accounts Receivable		8,636	33,015	282%
Investment in Subsidiaries		368,887	318,510	-14%
Current Assets	**$**	**388,467**	**355,395**	**-9%**
Discontinued Operations		0	0	n.a.
Other Accounts Receivable		63,427	53,772	-15%
Fixed Assets, Net		108,370	94,339	-13%
Deferred Assets		19,851	5,035	-75%
Deferred Taxes		16,166	15,898	-2%
Total Assets	**$**	**596,281**	**524,439**	**-12%**
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	0	0	n.a.
Accounts Payable		29,794	31,641	6%
Other Accounts Payable		49,909	64,757	30%
Taxes and Ints. Payable		0	0	n.a.
Deferred Liabilities		0	0	n.a.
Short Term Liabilities	**$**	**79,703**	**96,398**	**21%**
Bank Loans	$	0	0	n.a.
Long Term Liabilities		50,058	15,414	-69%
Deferred Taxes		0	2,281	n.a.
Total Liabilities	**$**	**129,761**	**114,093**	**-12%**
Equity	$	47,076	44,889	-5%
Equity Inflationary Adjustment		38,951	41,274	6%
Premium on Stock's Suscription		428,455	428,764	0%
Inflationary Adjustment Deficit		-301,149	-334,266	11%
Retained Earnings		204,037	203,458	0%
Reserve for Stock Repurchase Plan		23,146	23,133	0%
Stocks Repurchased		-5,634	-5,356	-5%
Net Income		-9,193	-32,381	252%
Initial Accumulated Deferred Taxes Effect		40,831	40,831	0%
Total Equity	**$**	**466,520**	**410,346**	**-12%**
Total Liabilities and Equity	**$**	**596,281**	**524,439**	**-12%**